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                                                                EXHIBIT 99.4


WILENTZ, GOLDMAN & SPITZER
A professional Corporation
Nicholas w. McClear, Esq. (2288)
90 Woodbridge Center Drive
P.O. Box 10
Woodbridge, New Jersey  07095-0958
(908) 636-8000
Attorneys for Plaintiffs, Ernest Hecht and
Stephen D. Strandberg, on behalf of themselves and all others similarly situated.

                                              SUPERIOR COURT OF NEW JERSEY
                                              LAW DIVISION ESSEX COUNTY
                                              DOCKET NO. L-12691-96

-------------------------------------x
                                    :
ERNEST HECHT and STEPHEN D.         :
STRANDBERG, on behalf of            :
themselves and all others           :
similarly situated,                 :
                                    :
                  Plaintiffs,       :             Civil Action
                                    :
v.                                  :         COMPLAINT - CLASS ACTION
                                    :
STEVEN G. PAPERMASTER; ROBERT       :
E. PICKERING, JR.; DAVID S.         :
LUNDEEN; NORMAN SMITH; RAYMOND      :
J. NOORDA; GREGORY A. GROSH;        :
MEDAPHIS CORPORATION, a Delaware    :
corporation; and RANDOLPH G. BROWN  :
                                    :           DEMAND FOR JURY TRIAL
                                    :
                  Defendants.       :
-------------------------------------x

      Individual and representative plaintiffs, Ernest Hecht and Stephen D. Strandberg, on behalf of themselves and all others similarly situated, complain against defendants Steven G. Papermaster ("PAPERMASTER"), Robert E. Pickering, Jr. ("PICKERING"), David S. Lundeen ("LUNDEEN"), Norman Smith ("SMITH"), Raymond
J. Noorda ("NOORDA"), and Gregory A. Grosh ("GROSH") (hereinafter


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from time to time collectively called the "BSG DEFENDANTS"); and Medaphis
Corporation ("MEDAPHIS") and Randolph G. Brown ("BROWN") (hereinafter from time to time collectively called the "MEDAPHIS DEFENDANTS") as follows, upon information and belief (except for those allegations which pertain to plaintiffs and their attorneys, which allegations are based upon personal knowledge) based, inter alia, on the investigation made by plaintiffs' attorneys, which investigation included, without limitation, a review of various public filings and articles about BSG Corporation ("BSG") and defendant Medaphis:

                              NATURE OF THE ACTION

         1. This is a class action on behalf of a class comprising all persons or entities whose options to purchase shares of BSG common stock ("BSG Options") were converted in connection with the merger between defendant Medaphis and BSG on or about May 6, 1996 ("Merger") into options to purchase shares of the common stock ("Shares") of defendant Medaphis ("Medaphis Options") and who suffered damages as a result thereof.

         2. On behalf of themselves and the class, plaintiffs seek, inter alia, to recover: (A) damages to the class and plaintiffs caused by (I) the BSG Defendants' violation of their fiduciary duties and the duty to perform due diligence as directors, officers, and controlling shareholders of BSG in adequately investigating, negotiating and consummating the Merger Agreement (as hereinafter defined), the Merger and related transactions with due regard to the rights of plaintiff and the other members of the class and (ii) the Medaphis Defendants' fraud; and (B) punitive damages.

                                 BSG CORPORATION

         3. Before the Merger, BSG was a privately-held Delaware corporation with its principal place of business in Austin, Texas.


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      4. It was founded by defendant Papermaster in 1987. It described itself as one of the largest pure client/server and advanced technology systems integrators serving Fortune 1000 customers. It was engaged in the business of providing information technology and change management services to organizations seeking to transform their operations through the strategic use of client/server and other advanced technologies.

      5. BSG had grown substantially since its founding, exceeding a 50% growth rate every year. In 1993, its revenues were about $26 million. In 1994, its revenues grew to over $46 million. In 1995, BSG's revenues increased to about $69.7 million. In 1995, Fortune magazine denominated BSG as one of its "25 Cool Companies," and Inc. magazine listed it as one of the 1995 Inc. 500 Companies.

      6. BSG employed over 650 persons at 11 locations across the United States.

      7. Immediately before the Merger, its largest shareholder was NFT Ventures, Inc. ("NFT"), a Utah corporation. NFT's president and one of its two directors is defendant Noorda. Its sole shareholder is the Raymond J. Noorda Family Trust ("Noorda Trust") of which defendant Noorda is one of the two trustees.

      8. Immediately before the Merger, another large shareholder was NP Ventures LTD ("NP"), a Texas limited partnership. Its general partner was Powershift Partners, Ltd., whose general partner, in turn, was defendant Papermaster.

                              THE UNDERLYING MERGER

                              THE MERGER AGREEMENT

      9. Defendant Medaphis; BSGSUB, Inc., its wholly-owned subsidiary; and BSG entered into a definitive agreement dated as of March 15, 1996 for the Merger ("Merger Agreement"),


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whereby, in part, defendant Medaphis agreed to acquire, through the merger of
BSGSUB, Inc., into and with BSG, all of BSG's outstanding capital stock for about 7.5 million Shares and further to assume BSG Options and stock rights, representing an additional approximately 2.7 million Shares.

      10. The Merger was subject to, inter alia, BSG shareholder approval. The holders of BSG Options, however, had no right to vote to approve the Merger.

      11. BSG's Board of Directors, including the BSG Defendants, approved the execution, delivery and performance of the Merger Agreement, as well as the Merger itself and all other contemplated transactions. The Merger Agreement committed BSG's Board of Directors to recommending to BSG's shareholders approval of the Merger Agreement and the contemplated transactions.

      12. Before approval of the Merger Agreement, the BSG Defendants undertook a financial investigation of Medaphis.

      13. Before approval of the Merger Agreement, the BSG Defendants negotiated its terms with representatives of defendant Medaphis.

      14. In anticipation and before the execution of the Merger Agreement, defendant Papermaster executed a certain Stockholders Agreement and delivered it to Medaphis.

      15. In anticipation and before the execution of the Merger Agreement, defendant Papermaster used his ability to direct the affairs of NP to cause NP to execute the Stockholders Agreement and deliver it to Medaphis.

      16. In anticipation and before the execution of the Merger Agreement, defendant Noorda used his ability to direct the affairs of NFT to cause NFT to execute the Stockholders Agreement and deliver it to Medaphis.


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      17. The Merger Agreement provided, in part, that:

           (A) Defendant Medaphis would assume all of BSG's rights and obligations with respect to the BSG Options.

           (B) In connection with the Merger, the BSG Stock Options Plans would be amended to provide that the BSG Options will evidence the right to purchase Shares.

           (C) The nature of the options would change from Incentive Stock Options "ISO's") to Non-Qualified Stock Options.

           (D) Each holder of BSG Options would have to complete, execute and return an Option Assumption Agreement, along with the original BSG option agreements; otherwise the BSG Options would continue to govern.

           (E) Each BSG Option Holder completing and returning the Option Assumption Agreement would receive a Medaphis Option for the number of Shares equal to the product of the number of shares covered by the BSG Option multiplied by a conversion ratio based, generally speaking, on (I) the number of Shares and the number of BSG shares of common stock being exchanged through the Merger and (ii) the closing price of the Shares on NASDAQ the trading date before the date of the Agreement ("Conversion Ratio").

           (F) The exercise price of a Medaphis Option would be calculated by dividing the per share exercise price of a BSG Option by the Conversion Ratio.

      18. In addition to the above provisions, the Merger Agreement contained a number of provisions that benefitted only all or some of the BSG Defendants.

      19. The Merger Agreement further provided, in part, that:



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                  (A) Defendant Medaphis would, for five years, nominate to its
Board of Directors a designee of defendants Papermaster and Noorda.

                  (B) After the Merger, defendant Papermaster would remain a director of BSG.

                  (C) After the Merger, defendant Papermaster would remain BSG's Chairman of the Board and Chief Executive Officer.

                  (D) After the Merger, defendant Lundeen would remain an Executive Vice President and Chief Financial Officer of BSG.

                  (E) After the Merger, defendant Pickering would be an Executive Vice President of BSG.

                  (F) After the Merger, Employment Agreements would be executed with the BSG Defendants (except Noorda).

                  (G) After the Merger, BSG would be the parent/umbrella organization for all of Medaphis's process re-engineering and systems integration companies and capabilities. Therefore, by virtue of their guaranteed positions and employment, the BSG Defendants would be in charge of these expanded operations.

      20. In addition to these specific provisions, the BSG Defendants had substantial personal inducement to approve the Merger Agreement, the Merger, and related transactions. They would reap most of the financial gain from the consummation of the Merger. The BSG Defendants, directly or indirectly, held and controlled enough BSG shares to approve the Merger Agreement, the Merger and related transactions.

      21. On the other hand, the Merger Agreement had a substantial adverse impact on the interests of the holders of BSG Options:




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                  (A) Transformation of the options from ISO's to Non-Qualified
Stock Options created negative tax consequences for the holders of BSG Options. The BSG Options, being ISO's, would have been taxed at lower capital gains rates and only when the holder sold the shares acquired through exercise of the options. In contrast, the Medaphis Options, being Non-Qualified Stock Options, would be taxed as ordinary income and on two occasions: first, when an option was exercised, and, second, when the shares acquired through exercise of the options were sold. In effect, the conversion of the nature of the options reduced their value by about 40%.

                  (B) As a practical matter, holders of the BSG Options were compelled to have their BSG Options converted into Medaphis Options. After the Merger, BSG Options would be worthless.

      22. In announcing the execution of the Merger Agreement, BSG and defendant Papermaster represented to the holders of BSG Options:

                  [T]his change [from ISO's to Non-Qualified Stock Options] was a key component in the overall transaction which, among other benefits ENABLED US TO OBTAIN AN EXTREMELY ATTRACTIVE PRICE FOR YOUR BSG
                  SHARES . . . .

(Emphasis supplied).

      23. In the same announcement, BSG and defendant Papermaster informed the holders of BSG Options:

                  THE SENIOR EXECUTIVES OF BSG AND I PLAN TO CONVERT OUR STOCK OPTIONS INTO NON-QUALIFIED MEDAPHIS STOCK OPTIONS. I BELIEVE THAT THIS IS NOT ONLY IN THE BEST INTEREST OF BSG AND OUR EMPLOYEES, but inherently is in the best interest of Medaphis and its shareholders.

(Emphasis supplied).




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                                   THE MERGER

      24. On May 6, 1996, the Merger was accomplished through the exchange of about 7.5 million Shares for all BSG capital stock, along with an additional approximately 2.3 million Shares for the assumption of BSG Options. BSG, Inc., was merged into and with BSG, with BSG surviving the Merger as a wholly-owned subsidiary of defendant Medaphis.

      25. Each share of BSG common was exchanged into about .23 of a Share, the Conversion Ratio being calculated after all shares of BSG's two classes of preferred stock had been converted into common stock.

      26. Further, in connection with the Merger, defendant Medaphis entered into a Registration Rights Agreement with NFT and with NP whereby NFT and NP are entitled to certain demand and incidental registration rights with respect to its Shares received in the Merger.

      27. Defendant Medaphis issued a press release dated May 7, 1996, announcing the Merger. The press release quoted defendant Brown as follows:

                  Over the past few years, BSG has focused on building the infrastructure necessary to not only manage its growth, but also to manage the over 1,000 client/server-based technical staff who are now a part of the BSG group as a result of this Merger. Imonics, Rapid Systems Solutions and BSG create, we believe, the largest specialty client/server IT services company in the industry. This merger creates wonderful business opportunities for BSG and Medaphis and we are delighted about future prospects.

(Emphasis added).




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                                     PARTIES

                                   PLAINTIFFS

      28. Plaintiff Ernest Hecht is a citizen of the State of New Jersey, residing in Millburn, New Jersey, who, when the Merger occurred, held BSG Options covering 22,383 BSG shares. In connection with the Merger, his BSG Options were converted into Medaphis Options covering 5,148 Shares, and he has been damaged as a result of defendants' misconduct as described herein. On or about June 6, 1996, Mr. Hecht exercised some of his Medaphis Options to acquire 1,000 Shares; on or about August 23, 1996, he exercised some of his Medaphis Options to acquire another 500 Shares. Mr. Hecht now holds Medaphis Options covering 3,648 Shares.

      29. Plaintiff Stephen D. Strandberg is a citizen of the State of New Jersey, residing in Maplewood, New Jersey, who, when the Merger occurred, held BSG Options covering 38,713 BSG shares. In connection with the Merger, his BSG Options were converted into Medaphis Options covering 8,904 Shares, and he as been damaged as a result of defendants' misconduct as described herein.

                                   DEFENDANTS

THE BSG DEFENDANTS

      30. Defendant Papermaster, before the Merger, was BSG's Chairman, President and Chief Executive Officer. He remained BSG's Chairman and Chief Executive Officer after the Merger.

      31. Defendant Pickering who, at all relevant times before the Merger, was an Executive Vice President of BSG.

      32. Defendant Lundeen, since August 22, 1995, was BSG's Chief Financial Officer and an Executive Vice President. He retained these positions with BSG after the Merger.



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      33. Defendant Smith was an Executive Vice President of BSG.

      34. Defendant Noorda, since April 18, 1995, was a director of BSG. By reason of his positions as the president and one of two directors of NFT and one of the two trustees of the Noorda Trust, he had the power to direct the voting of NFT's BSG shares, including approval of the Merger. NFT owned about 19,287,848 BSG shares of common stock (after conversion, as required by the Merger Agreement, of preferred stock into common) immediately before the Merger. These shares represented about 58.84% of BSG's outstanding capital stock on a fully diluted basis.

      35. Defendant Grosh was an executive of BSG and was appointed as one of the individuals to investigate Medaphis, the Merger Agreement, the Merger and related transactions.

THE MEDAPHIS DEFENDANTS

      36. Defendant Medaphis is a Delaware corporation with its principal place of business in the State of Georgia. It is a provider of out-sourced billing, accounts receivable and business management systems and services to the health care industry. There are more than 7l million Shares outstanding. Both before and after the Merger, the Shares were actively traded on the NASDAQ National Market System ("NASDAQ").

      37. Defendant Brown is a citizen of the State of Georgia. At all relevant times until on or about October 31, 1996, he had been the president, chief executive officer and a director of defendant Medaphis. He joined Medaphis in July 1987 as Executive Vice president and Chief Financial Officer and was named President, Chief Executive Officer and Director in April 1988, and Chairman in January 1991. Defendant Brown received $1,508,396.00 in total cash compensation in 1995, including a $1 million dollar signing bonus as part of a five year employment contract entered into in March 1995. Also in 1995, defendant Brown received options to purchase 200,000 Shares at an


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exercise price of $22.8150 per share. As of March 12, 1996, defendant Brown beneficially owned 500,750 Shares.

      38. By reason of his stock ownership, management positions membership on the Board of Directors of Medaphis, and the ability to make public statements in the name of Medaphis, defendant Brown controlled defendant Medaphis and had the power and influence to cause it to engage in the unlawful conduct complained of herein. Defendant Brown had access to the adverse non-public information about the operations, results and financial condition of Medaphis, as particularized herein, via access to internal corporate documents, communications with corporate officers and employees attendance at management and board of director meetings and committees thereof, and other means.

                            CLASS ACTION ALLEGATIONS

      39. Pursuant to Rules 23(a) and 23(b) (3) of the Federal Rules of Civil procedure, plaintiffs bring this action as a class action on behalf of a class
(i) comprising all persons or entities whose BSG Options were converted into Medaphis Options in connection with the Merger and who suffered damages as a result thereof, but (ii) excluding the defendants; members of the immediate family of the individual defendants; any entity in which any defendant has or had a controlling interest; and the legal affiliates, representatives, heirs, controlling persons, successors and predecessors-in-interest or assigns of any such excluded party (the "Class").

      40. The members of the Class are so numerous that joinder of all members is impractical, but the exact number of the members of the Class can only be determined by discovery.

      41. There are questions of law and fact common to the members of the Class. All members of the Class are owed the same duties by defendants; therefore, the questions of law and




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fact as to the liability of each defendant are common to the Class. Among the common questions to the Class are:

                  (A) Did the BSG Defendants perform due diligence in their investigation, negotiation and consummation of the Merger Agreement, Merger, and related transactions?

                  (B) Did the BSG Defendants faithfully discharge their fiduciary duty and duty of care in their investigation, negotiation and consummation of the Merger Agreement, the Merger and related transactions?

                  (C) Did the BSG Defendants faithfully discharge their duties of loyalty, candor, and fair dealing in their investigation, negotiation and consummation of the Merger Agreement, the Merger and related transactions?

                  (D) Were the BSG Defendants negligent in their investigation, negotiation and consummation of the Merger Agreement the Merger and related transactions?

                  (E) Did the Medaphis Defendants provide the BSG Defendants with materially false or misleading information in connection with the Merger Agreement, the Merger and related transactions?

                  (F) Did the Medaphis Defendants' publicly disseminated releases and statements before the Merger contain materially false or misleading information?

                  (G) Did the Medaphis defendants act wilfully or recklessly in omitting and/or misrepresenting material facts?

                  (H) Were the market prices for the Shares artificially inflated by the material nondisclosures and/or misrepresentations?

                  (I) Have the members of the Class sustained damages?



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                  (J) If so, what is the appropriate measure of damages?

      42. The questions affecting individual members of the Class pertain primarily to the amount of damages, and, therefore, the common questions of law and fact predominate over any questions affecting individual members in that defendants have acted on grounds generally applicable to the entire Class.

      43. Plaintiffs' claims are typical of the claims of all other members of the Class because plaintiffs and the other members of the Class sustained damages arising out of defendants' misconduct.

      44. Plaintiffs will fairly and adequately protect the interest of the Class and have retained counsel who are experienced and competent in class actions. Plaintiffs have no interest that is contrary to or in conflict with those of the other members of the Class that they seek to represent.

      45. There is no litigation already commenced by any other member of the Class concerning the issues raised in this Complaint.

      46. The size of the claims of some members of the Class may be relatively small in comparison to the expense and burden of seeking legal redress individually for the wrongs defendants committed against them, and absent Class members have no substantial interest in individually controlling the prosecution of individual actions.

      47. Without a class action, defendants will continue to retain the proceeds of their wrongful conduct.

      48. No difficulties are likely to be encountered in the management of this action as a Class action.



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      49. A class action will cause an orderly and expeditious administration of claims; will foster economies of time, effort and expense; and will insure uniformity of decisions.

      50. It is desirable to litigate in one forum the claims of the Class.

      51. For these reasons, a class action is superior to all other available methods for the fair and efficient adjudication of this controversy.

                    APPLICABILITY OF PRESUMPTION OF RELIANCE:
                          FRAUD-ON-THE-MARKET DOCTRINE

      52. At all relevant times, the market for the Shares was an efficient market for the following reasons, among others:

         (A) The Shares were listed and actively traded on NASDAQ, a highly efficient and automated market.

         (B) As a regulated issuer, defendant Medaphis filed periodic public reports with the SEC. (C) Defendant Medaphis regularly communicated with public investors via established market communication mechanisms, including through regular disseminations of press releases on the national circuits of major newswire services and through other wide-ranging public disclosures, such as communications with the financial press, Dow Jones and other similar reporting services.

         (D) Defendant Medaphis was followed by securities analysts employed by brokerage firms who wrote reports which were distributed to the sales force and certain customers of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace.



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      53. As a result, the market for the Shares promptly digested current information regarding Medaphis from all publicly available sources and reflected such information in the price of the Shares.

                               FACTUAL ALLEGATIONS

          THE BSG DEFENDANTS' FINANCIAL INVESTIGATION AND NEGOTIATIONS

      54. During their financial investigation of Medaphis and their investigation and negotiation of the Merger Agreement, the Merger, and the related transactions, the BSG Defendants obtained from the Medaphis Defendants access to already publicly available information, consisting of: (i) Medaphis's Annual Report on Form 10-K for the year ending December 31, 1994 (including all exhibits and items incorporated by reference); (ii) its Quarterly Reports on Form 10-Q for the 3 quarters ending March 31, June 30 and September 30, 1995 (along with all exhibits and incorporated items); (iii) the proxy statement for its April 27, 1995 annual shareholders' meeting; and (iv) its Current Reports on Form 8-K filed with the SEC since September 30, 1995.

      55. During their financial investigation of Medaphis and their investigation and negotiation of the Merger Agreement, the Merger, and the related transactions, the BSG Defendants obtained from the Medaphis Defendants access to: (i) Medaphis's audited consolidated balance sheets as of December 31, 1993 and 1994 and statements of operations, changes in stockholders' equity and cash flows for the fiscal year then ended, along with the notes thereto; and
(ii) its unaudited consolidated balance sheet as of September 30, 1995.

      56. During their financial investigation of Medaphis and their investigation and negotiation of the Merger Agreement, the Merger, and the related transactions, the BSG Defendants, their accountants, counsel and other authorized representatives had full access to, inter alia, all of Medaphis's contracts, commitments, books, records and other information, and the right to obtain



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all financial, technical and operating data, as well as other information pertaining to Medaphis's business.

      57. During their financial investigation of Medaphis and their investigation and negotiation of the Merger Agreement, the Merger, and the related transactions, the BSG Defendants received from the Medaphis Defendants certain material information about the finances and operations of Medaphis, including, inter alia:

         (A) Medaphis' financial condition during, inter alia, the fiscal year 1995, the fourth quarter 1995 and the first quarter 1996.

         (B) The operations and revenues of a joint venture in which Imonics GMBH, a wholly-owned subsidiary of Medaphis, held a 50% interest ("Joint Venture").

         (C) The results at Medaphis' largest operating subsidiary, Medaphis physician Services Corporation ("MPSC"), were "improv[ing]" and Medaphis' re-engineering project.

         (D) The operations of Rapid Systems Solutions, Inc., a Medaphis wholly-owned subsidiary ("Rapid"); Imonics; and all other of Medaphis's process re-engineering and systems integration companies and capabilities and ability to integrate their operations under BSG after the Merger.

                                FINANCIAL RESULTS

      58. During their financial investigation of Medaphis and their investigation and negotiation of the Merger Agreement, the Merger, and the related transactions, the BSG Defendants received from the Medaphis Defendants and investigated information about Medaphis's finances and results of operations for the fiscal year 1995, the fourth quarter 1995 and the first quarter 1996.



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      59. As eventually set forth in a press release and its Form 10-K filed on
April I, 1996, defendant Medaphis recorded for the year ending December 31, 1995, a net loss of $1.1 million, and for the quarter ending December 31, 1995, net income of $4.0 million.

      60. As eventually set forth in a press release dated April 23, 1996, and its Form 10-Q filed with the SEC on May 14, 1996, defendant Medaphis recorded for the first quarter 1996 net income of about $13.2 million.

      61. The fourth quarter 1995 results contained $4.0 million in revenue from an Imonics license agreement.

      62. Defendant Medaphis included in its Consolidated Statement of Income for the first quarter 1996 about $12.5 million relating to its purported share of net earnings from the Joint Venture.

      63. In its April 23, 1996 press release, defendant Medaphis reported that it was "pleased with the first quarter": revenues had increased by 24.l% over the same quarter in the prior year, from $110.1 million to $136.6 million, and that, excluding certain restructuring and merger costs, net income had increased by 55% to $13.2 million and earnings per share had increased by 35% to $0.23 per share.

      64. The first quarter Form 10-Q, which provided to the public additional details concerning its financial results, stated:

                  Revenue. Revenue increased 24.1% to $136.6 million in the first quarter of 1996 as compared with $110.1 million in the first quarter of 1995. Revenue growth results from: (i) acquisitions; (ii) increases in the number of business management services to clients; and (iii) increases in sales to information management and systems integration clients. The Company has consummated 14 business combinations during the period from January 1, 1995, through March 31, 1996.




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                  Revenue of the Company's services division was $106.1 million and $98.1 million, respectively, for the quarters ended March 31, 1996 and 1995. A substantial portion of the revenue in the Company's services division is recurring, representing approximately 70% of consolidated revenue. Revenue of the Company's technology systems division was $30.9 million and $12.3 million, respectively, for the quarters ended March 31, 1996 and 1995. The Company's overall internal revenue growth during the quarter ended March 31, 1996 was approximately 19.5%

                 THE JOINT VENTURE'S OPERATIONS AND REVENUES

      65. During their financial investigation of Medaphis and their investigation and negotiation of the Merger Agreement, the Merger, and the related transactions, the BSG Defendants received from the Medaphis Defendants information about the Joint Venture's operations and finances.

      66. In February, 1996, immediately before the execution of the Merger Agreement, Medaphis, through Imonics, had entered into the Joint Venture. The Joint Venture was formed to pursue custom software development and systems integration projects for customer service systems in Europe.

      67. The Joint Venture reportedly signed a large software licensing and software engineering contract with a German telecommunications entity to provide systems integration and work flow engineering systems and services over a multi-year period.

      68. Subsequently, defendant Medaphis provided similar, but less detailed information about the Joint Venture to the public. In Defendant Medaphis' April 23, 1996 announcement of first quarter 1996 results, defendant Brown noted:

            The performance of our client/server IT services business was excellent and included formation of a joint-venture with a subsidiary of Bertelsmann A.G. in Germany. The joint venture signed a large contract with a telecommunications company during the quarter.



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(Emphasis supplied)

      69. The first quarter 10-Q also reported the formation of the Joint Venture and disclosed inclusion of $12.5 million net earnings from the Joint Venture.

      70. In April 1996, officials of defendant Medaphis attended a Robinson-Humphrey Co. conference at which they touted the successes at Imonics, declaring that it was "going like gangbusters".

      71. The market responded favorably to the information about the Joint Venture. In an April 30, 1996 company report on Medaphis by Smith Barney, for example, the Joint Venture was specifically cited as an example of one of the areas in which Medaphis had "displayed strong growth."

                       MPSC AND THE RE-ENGINEERING PROJECT

      72. During their financial investigation of Medaphis and their investigation and negotiation of the Merger Agreement, the Merger, and the related transactions, the BSG Defendants received from the Medaphis Defendants and investigated information about the operations and results at MPSC and the Re-engineering Project.

      73. Purportedly to improve its operations and operating results, productivity and cost efficiency, in late 1994 Defendant Medaphis undertook a comprehensive re-engineering initiative (the "Re-Engineering Project") of its physician accounts receivable and practice management operations at MPSC. The Re-Engineering project involves, among other things, the consolidation of the processing operations in over 300 offices into fewer than 10 large regional processing centers. The Project also involves implementation of advanced client/server computing in its processing operations and at local sales and services offices. Before the Merger, application development, work flow



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

engineering and implementation of these advanced technologies was performed by Imonics, a subsidiary of defendant Medaphis acquired in 1994.

      74. As eventually represented in its Form 10-K for the 1995 fiscal year, Defendant Medaphis represented to the BSG Defendants that the Re-Engineering Project "is expected to be substantially completed during 1997."

                INTEGRATION OF OTHER SUBSIDIARIES AND OPERATIONS

      75. During their financial investigation of Medaphis and their investigation and negotiation of the Merger Agreement, the Merger, and the related transactions, the BSG Defendants received from the Medaphis Defendants information about and investigated the operations of Medaphis' process re-engineering and systems integration companies and capabilities and the capability and costs of integrating under BSG.

      76. Exhibit 5.15 to the Merger Agreement, provided, in pertinent part, that:

            BSG will be the parent/umbrella organization for all of Medaphis's process re-engineering and systems integration companies and capabilities (collectively, the "Relevant Businesses") . Imonics, BSG Alliance/IT and other Relevant Business will become subsidiaries or divisions of BSG and will form part of the "BSG (Business Systems) Group."

       77. On March 15, 1995, the date of the Merger Agreement, the Medaphis Defendants issued a press release announcing the Merger Agreement that stated:

            The merger with BSG is a major milestone in increasing our technology capabilities. Working with Imonics and Rapid Systems Solutions, BSG will lead our systems integration efforts and we believe will accelerate transformation of the way transaction processing is performed in the healthcare industry.

            Over the past few years, BSG has focused on building the infrastructure necessary to not only manage its growth, but also to manage the over 1,900 client/server-based technical staff who are now a part of Medaphis. We are excited about our newly acquired capabilities in client/server consulting and systems integration. Imonics and Rapid Systems Solutions combined with BSG have created, we believe, the largest pure client/server technology services company in the country.

(Emphasis supplied).

        THE MATERIAL INACCURACIES IN THE MEDAPHIS DEFENDANTS' INFORMATION

      78. The Medaphis Defendants had misused accounting policy to inappropriately record about $4 million in revenues from Imonics in the fourth quarter of 1995, thereby inflating the financials of Medaphis and the price of the Shares.

      79. The Medaphis Defendants had misused accounting policy to inappropriately record over $12 million in revenues from its Joint Venture in the first quarter of 1996, thereby inflating the financials of Medaphis and the price of the Shares.

      80. As The Wall Street Journal reported on August 16, 1996:

          Robert Olstein, the manager of the Olstein Financial Alert fund, a mutual fund based in Purchase, N.Y., said he had recently sold the stock short because of concerns about the company's accounting, including rises in capitalized software costs and in what are called "unbilled revenues". Such revenues reflect work done on contracts for which customers have not yet been charged. Apparently it was the profits resulting from some of those revenues that were wiped out in the write-off that provoked yesterday's plunge.

(Emphasis supplied).

      81. According to Medaphis' Form 8-K, which it filed on July 9, 1996 to report on its acquisition of HDS, its revenue recognition policy is as follows:

          Revenues from systems integration contracts are recorded based on the terms of the underlying contracts which are primarily time and material or fixed price contracts. Revenue from time and material type contracts is recognized as services are rendered and costs are incurred based on contractual rates. Revenue from fixed price contracts is recorded using the percentage of completion method. Expected losses are charged to operations in the period such losses are determined. Revenue for which customers have not yet been invoiced is reflected as accounts receivable. unbilled in the accompanying consolidated balance sheets.

(Emphasis added)

      82. The BSG Defendants, in their financial investigation of Medaphis and their investigation and negotiation of the Merger Agreement, the Merger, and the related transactions, should have verified the validity of the Imonics licensing agreement and the Joint Venture's contract; the ability of Imonics to complete them satisfactorily; and the propriety of Medaphis's accounting practices and inclusion of revenues from the license agreement and the Joint Venture contract in its financial results.

      83. Moreover, the Medaphis Defendants failed to disclose the extent of the problems being experienced by the Company's MPSC subsidiary and the Re-Engineering Project, and there was no reasonable basis for the defendants' information that MPSC was improving and that the Reengineering Project was positioning the Company for important improvements in operating results.

      84. MPSC had not been able, in fact, to consolidate offices, improve business procedures or develop technology as fast as planned.

      85. The BSG Defendants, in their financial investigation of Medaphis and their investigation and negotiation of the Merger Agreement, the Merger, and the related transactions, should likewise have discovered the extent of the problems being experienced by the Company's MPSC subsidiary and the Re-engineering Project, and further have verified the validity of the basis for the defendants' information that MPSC was improving and that the Re-engineering Project was positioning the Company for important improvements in operating results.

      86. The Medaphis Defendants also acted knowingly or recklessly by touting the capability and costs of BSG merger to Medaphis without also disclosing the substantial financial adverse impact that would result from the need to integrate Rapid's Imonic's operations with BSG.

      87. The BSG Defendants, in their financial investigation of Medaphis and their investigation and negotiation of the Merger Agreement, the Merger, and the related transactions, should have verified the capability and costs of integrating Medaphis's process re-engineering and systems integration companies and capabilities under BSG.

                   MEDAPHIS' TRUE FINANCIAL CONDITION EXPOSED

      88. Only three months after the Merger, Medaphis' true financial condition and operating difficulties began to be exposed in two bombshell announcements.

      89. The first bombshell was on August 14, 1996. After the close of trading, defendant Medaphis issued a press release disclosing its severe problems with Imonics and with MPSC and the Re-engineering Project. Defendant Medaphis announced that it expected to report a large loss, in the range of $0.28 to $0.33 per share, in the third quarter of 1996, which would include charges in the range of $35 to $40 million.

      90. A substantial portion of Medaphis' difficulties were reported to have arisen from the need to reorganize Imonics and its problems with the Joint Venture's contract, so positively reported by defendant Medaphis previously. Explaining the situation, defendant Medaphis reported:

               Management has commenced the process of reorganizing the Imonics systems integration business. This reorganization resulted from a review by BSG of

             Imonics' overall operations and an assessment of recent difficulties encountered by Imonics with a large systems integration agreement entered into by its European joint venture.

             The reorganization of Imonics will include efforts to more closely align Imonics' business practices with those of BSG. The BSG model is structured to manage client/server information technology projects with experienced project management. It is currently anticipated that Imonics' European joint venture will continue with its system integration project on terms and conditions mutually satisfactory to the parties, but that the agreement relating to the project will be restructured.

      91. Defendant Medaphis further disclosed that about $9 million of charges would be made in the third quarter to write off revenues from the Joint IVenture, caused by the restructuring of the systems integration agreement entered into by the Joint Venture. Another $15 million in charges related to the reorganization of Imonics.

      92. In addition, defendant Medaphis revealed that MPSC was continuing to experience poor results, due in part to delays in the Re-Engineering Project. It further disclosed that, as a result of these problems, Medaphis would take a restructuring charge of approximately $11 million.

      93. The second bombshell came on October 22, 1996, when defendant Medaphis further revealed the extent of its problems with Imonics and the joint venture and admitted that its prior financial statements were materially inaccurate. It announced that its net loss per share for the third quarter was actually greater than anticipated on August 14: $0.51, compared to a predicted $0.28 to $0.33.

      94. Again, a substantial portion of the loss was attributable to its severe problems with Imonics, again resulting in large charges:

         (A) There was a charge against revenues of $16.8 million, relating primarily to Imonics' reorganization, including reorganization of the Joint Venture's contract.

         (B) About $8.5 million was included in salaries and wages relating to employees and contractors who were no longer providing services to Imonics.

         (C) In addition, a $24.3 million restricting charge was recorded, consisting of about $10,7 million relating to a write-down of Imonics' assets; $3.7 million of severance costs, primarily for former Imonics employees; $3.2 million in exist costs for lease terminations; and $6.7 million of legal and other costs.

      95. Defendant Medaphis further admitted the need to restate its financial results for the year and the three months ended December 31, 1995. It was reported that the restatement related to the 1995 Imonics license agreement. License fee revenue payable under this agreement had been recognized during the fourth quarter of 1995. Medaphis anticipated that net income for the quarter and year ended December 3l, 1995 of $5.1 million, resulting in a net loss for 1995 of $8.5 million, compared with the previously reported net loss of $3.4 million; and a net loss for the quarter of $1.1 million, instead of the previously reported net income of $4.0 million.

      96. Medaphis further reported that during the third quarter 1996, it terminated 430 employees, including Imonics' entire former senior management team. The firing of Imonics' senior management team had first been announced on August 26, 1996.

                                THE SHARES CRASH

      97. The market has reacted sharply and dramatically to the two waves of revelations.

      98. On the day following the August 14 disclosures, the price of the Shares plummeted 60%. The Shares closed at $14-1/4, after dropping by $21-3/8. Some 43 million Shares changed hands during the day, making it the most active U.S. issue and representing the sixth-highest single trading day in NASDAQ history, excluding penny stocks.

      99. Similarly, after the second disclosure on October 22, 1996, the Shares, which had fluctuated in the $12 to $18 range, plunged almost another 38% and has traded as low as $8.25. On November 6, 1996, the Shares closed at $8.56 and 1/4.

      100. These facts, as alleged herein, provide a strong inference that:

          (A) The BSG Defendants failed to perform due diligence and exercise reasonable care in the investigation, negotiation and consummation of the Merger Agreement, Merger and related transactions. Had they performed due diligence and exercised the requisite care, they would have discovered the inappropriate accounting policies, operational difficulties, and adverse financial information ultimately admitted by the Medaphis Defendants.

          (B) The BSG Defendants approved the Merger Agreement and the Merger because of substantial personal inducements given to them, and thus violated their duties of loyalty and candor.

          (C) The BSG Defendants used the extensive financial and operational information obtained about Medaphis during the investigation and negotiation of the Merger Agreement, Merger and related transactions to engage in post-Merger speculation in the Shares, in breach of their duties of loyalty and candor.

          (D) The Medaphis Defendants made materially false and misleading statements to the BSG Defendants and the investing public knowing that said statements issued or disseminated in the name of the Company were materially false and misleading; knew or recklessly disregarded that such statements would be issued or disseminated to the BSG Defendants and the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements.

                                     COUNT I

                   AGAINST ALL THE BSG DEFENDANTS FOR FAILURE

                            TO PERFORM DUE DILIGENCE

      101. Plaintiffs adopt by reference paragraphs 1 through 100 hereof.

      102. Each BSG Defendant owed a fiduciary duty to the plaintiffs and the other members of the Class because of his or her position as a director, officer and/or controlling shareholder of BSG to perform due diligence in their investigation of Medaphis and their investigation and negotiation of the Merger Agreement, the Merger and related transactions.

      103. The BSG Defendants failed to perform due diligence in their investigation of Medaphis and their investigation and negotiation of the Merger Agreement, the Merger and related transactions.

      104. Had the BSG Defendants performed due diligence, they would have uncovered the Medaphis Defendants' misrepresentations and the truth about Medaphis' financial condition.

      105. Had the BSG Defendants performed due diligence, they would not have approved the Merger Agreement, the Merger and related transactions on the terms and conditions agreed to and/or would have negotiated better terms for the conversion of BSG Options into Medaphis Options.

      106. The above-described acts and omissions by the BSG Defendants constitute breaches of their fiduciary duty and duty to perform due diligence owed to plaintiffs and all other members of the Class.

      107. Plaintiffs and all other members of the Class have suffered substantial damages caused by the BSG Defendants.

                                    COUNT II

                  AGAINST ALL THE BSG DEFENDANTS FOR BREACH OF

                         FIDUCIARY DUTY AND DUTY OF CARE

      108. Plaintiffs adopt by reference paragraphs 1 through 100 hereof.

      109. Each BSG Defendant owed a fiduciary duty and duty of care to the plaintiffs and the other members of the Class because of his or her position as a director, officer and/or controlling shareholder of BSG to adequately investigate Medaphis and investigate and negotiate the Merger Agreement, the Merger and related transactions.

      110. The BSG Defendants failed to exercise the degree of care owed to the Class to adequately investigate Medaphis and investigate and negotiate the Merger Agreement, the Merger and related transactions.

      111. Had the BSG Defendants exercised the degree of care owed to the Class, they would have uncovered the Medaphis Defendants' misrepresentations and the truth about Medaphis' financial condition.

      112. Had the BSG Defendants exercised the required degree of care, they would not have approved the Merger Agreement, the Merger and related transactions on the terms and conditions agreed to and/or would have negotiated better terms for the conversion of BSG Options into Medaphis Options.

      113. The above-described acts and omissions by the BSG Defendants constitute breaches of their fiduciary duties to plaintiffs and all other members of the Class.

      114. Plaintiffs and all other members of the Class have suffered substantial damages caused by the BSG Defendants.

                                    COUNT III

                  AGAINST ALL THE BSG DEFENDANTS FOR BREACH OF

                   DUTIES OF CANDOR, LOYALTY AND FAIR DEALING

      115. Plaintiffs adopt by reference paragraphs I through 100 hereof.

      116. Each BSG Defendant owed fiduciary duties of candor, loyalty and fair dealing to the plaintiffs and the other members of the Class because of his or her position as a director, officer and/or controlling shareholder of BSG to adequately investigate Medaphis and investigate and negotiate the Merger Agreement, the Merger and related transactions.

      117. The BSG Defendants approved the Merger Agreement, the Merger and related transactions because their terms were favorable to the BSG Defendants.

      118. The above-described acts and omissions by the BSG Defendants constitute breaches of their fiduciary duties of candor, loyalty and fair dealing to plaintiffs and all other members of the Class.

      119. Plaintiffs and all other members of the Class have suffered substantial damages caused by the BSG Defendants.

                                    COUNT IV

                  AGAINST ALL THE BSG DEFENDANTS FOR NEGLIGENCE

      120. Plaintiffs adopt by reference paragraphs 1 through 100 hereof.

      121. The BSG Defendants negligently investigated Medaphis and investigated and negotiated the Merger Agreement, the Merger and related transactions.

      122. Had the BSG Defendants exercised the degree of care owed to the Class, they would have uncovered the Medaphis Defendants' misrepresentations and the truth about Medaphis' financial condition.

      123. Had the BSG Defendants exercised the required degree of care, they would not have approved the Merger Agreement, the Merger and related transactions on the terms and conditions agreed to and/or would have negotiated better terms for the conversion of BSG Options into Medaphis Options.

      124. The above-described acts and omissions by the BSG Defendants constitute breaches of their fiduciary duties to plaintiffs and all other members of the Class.

      125. Plaintiffs and all other members of the Class have suffered substantial damages caused by the BSG Defendants.

                                     COUNT V

            AGAINST ALL THE MEDAPHIS DEFENDANTS FOR FRAUD AND DECEIT

      126. Plaintiffs adopt by reference paragraphs 1 through 100 hereof.

      127. For several years, under the leadership of defendant Brown, defendant Medaphis had grown substantially through a strategy of aggressive growth primarily by acquisitions such as the Merger. Since 1988, defendant Medaphis acquired over 40 companies, including more than 20 acquired in the past two years. The growth was financed through a rising price in its Shares. Because defendant Medaphis paid for most of its acquisitions through exchange of stock, as it did for BSG, the higher the price of the Shares, the fewer Shares it had to pay to make acquisitions.

      128. The Medaphis Defendants knew that in order for Medaphis to be able to continue to grow through acquisitions, most often using the Shares as currency, it was imperative that the Shares trade at high prices. The Medaphis Defendants further realized that they must present their overall business in an extraordinary favorable light to maintain and increase the price of the Shares.

      129. Specifically with regard to the Merger, the Medaphis Defendants had a substantial incentive to keep the price of the Shares artificially high in order to give up fewer shares in the Merger as well as increase the exercise price of the Medaphis Options, thus lowering their value.

      130. Further, defendant Brown had a substantial personal incentive to inflate the price of the Shares in order, among other things, to: (i) protect and enhance his executive position and the consequent substantial compensation and prestige; and (ii) enhance the value of his substantial personal holdings of Medaphis securities and options to acquire such securities.

      131. The Medaphis Defendants, individually and in concert, engaged in a plan, scheme and course of conduct, pursuant to which they knowingly and/or recklessly engaged in acts, transactions, practices, and courses of business which operated as a fraud and deceit, and made various untrue statement of material fact and omitted to state material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, as described herein. The purpose and effect of the scheme was to artificially inflate the price of the Shares.

      132. The Medaphis Defendants, directly and indirectly, engaged and participated in, and aided and abetted a common plan, scheme and continuing course of conduct to conceal or fail to disclose material information about the business, management, earnings, and finances of Medaphis as described herein. The Medaphis Defendants employed devices, schemes and artifices to defraud and engaged in acts, practices and a course of conduct as herein alleged in an effort to fraudulently reduce the amount of and exercise price of Medaphis Options, which included the making of untrue statements of material facts, omitting to state material facts necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading, and engaging in transactions, practices and courses of business which operated as a fraud or deceit.

      133. The false and misleading statements and omissions therefrom, were done with the intent to deceive or defraud or to aid and abet the deception and defraud, or were made with such recklessness or indifference to truth as to constitute intent to deceive and fraud.

      134. The acts, practices and common course of conduct by said defendants operated as a fraud and deceit upon (a) the market in the Shares; and (b) plaintiffs and the other members of the Class.

      135. The Medaphis Defendants had a duty to promptly disseminate accurate and truthful information with respect to Medaphis' operations, results and financial condition, or to cause and direct that such information be disseminated, and to promptly correct any previously disseminated information that was misleading.

      136. As a result of the Medaphis Defendants' fraud and deceit, the market price of the Shares was artificially inflated at the time of both the Merger Agreement and the Merger, causing injury to plaintiffs and other members of the class.

           WHEREFORE, individual and representative plaintiffs, Ernest Hecht and Stephen D. Strandberg, on behalf of themselves and the other members of the Class, respectfully request that this Court:

           (A) Determine that this lawsuit may be maintained as a class action pursuant to Rules 23(a) and 23(b) (3) of the Federal Rules of Civil Procedure on behalf of the Class defined herein;

           (B) Award compensatory damages against the defendants, jointly and severally, in favor of the plaintiffs and the other members of the Class in an amount to be determined by the Court as fair and just for the misconduct of defendants;

           (C) Award the plaintiffs and the other members of the Class punitive damages;

           (D) Awarding such further relief as this Court may deem just and equitable, including any equitable or injunctive relief as permitted by the law or equity to attach, to impound or otherwise restrict the defendants' assets to assure plaintiffs have an effective remedy;

           (E) Awarding plaintiffs and the other members of the Class pre-judgment and post-judgment interest, as well as their reasonable attorneys' fees and expert witnesses' fee' other costs.

                                     WILENTZ, GOLDMAN & SPITZER
                                     A Professional Corporation

                                     By:/s/
                                        -------------------------------------
                                     NICHOLAS W. McCLEAR

                                     Attorneys for Plaintiffs
                                     Ernest Hecht and Stephen D. Strandberg,
                                     individually and on behalf of all others similarly situated

DATED:  November 8, 1996

                                     OF COUNSEL:

                                     FREUNDLICH & REISEN
                                     159 Millburn Avenue
                                     Millburn, New Jersey 07041
                                     (201) 376-1090

                                     LAWRENCE E. FELDMAN, ESQ.
                                     Lawrence E. Feldman & Associates
                                     Manor Professional Building
                                     7837 Old York Road
                                     Elkins Park, PA  19028
                                     (215) 635-4704

                            DEMAND FOR TRIAL FOR JURY

         Individual and representative plaintiffs, Ernest Hecht and Stephen D. Strandberg, individually and on behalf of all others similarly situated, demand trial by jury on all issues.

                                     WILENTZ, GOLDMAN & SPITZER
                                     A Professional Corporation

                                     By: /s/
                                        -----------------------------
                                         NICHOLAS W. McCLEAR

                                     Attorneys for Plaintiffs

                                     Ernest Hecht and Stephen D. Strandberg,
                                     individually and on behalf of all others similarly situated

DATED:

                          DESIGNATION OF TRIAL COUNSEL

         Trial counsel on behalf of Ernest Hecht and Stephen D. Strandberg, individually and on behalf of all others similarly situated shall be Nicholas W. McClear, Esq.

                                     WILENTZ, GOLDMAN & SPITZER
                                     A Professional Corporation

                                     By: /s/
                                        ----------------------------
                                         NICHOLAS W. McCLEAR

                                     Attorneys for Plaintiffs
                                     Ernest Hecht and Stephen D. Strandberg,
                                     individually and on behalf of all others similarly situated

DATED: November 8, 1996

                      CERTIFICATION PURSUANT TO RULE 4:5-1

      We hereby certify that the matter in controversy is not, to our knowledge, the subject of any other pending action or arbitration proceeding, and that no other action or arbitration proceeding is contemplated by the plaintiffs at this time. We are not aware of any other parties who should be joined in this action at this time.

                                     By: /S/
                                         ----------------------------
                                         NICHOLAS W. McCLEAR

DATED:   November 8, 1996